SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

Commission File Number 000-32627

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K and Form 10-KSB ☐ Form 11-K ☐ Form 20-F ☒ Form 10-Q and Form 10-QSB ☐ Form N-SAR

For Period Ended: June 30, 2010

☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

PART I

REGISTRANT INFORMATION

Southeastern Banking Corporation

Full name of registrant:

Not Applicable

Former name if applicable:

1010 North Way

Address of principal executive office (Street and number):

Darien, Georgia 31305

City, State and Zip Code:

PART II

RULE 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

The quarterly review is not yet complete; hence, the Registrant is unable to file its June 30 Quarterly Report on Form 10-Q within the prescribed time period. The Registrant expects to file its June 30 Quarterly Report on Form 10-Q no later than August 23, 2010.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Alyson G. Beasley	(912)	437-4141
(Name)	(Area code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

•

A net loss approximating $2,052,000 was recognized for the 2010 second quarter, compared to net income of $104,000 for the 2009 first quarter. On a per share basis, the net loss totaled $0.66 in 2010 versus net income of $0.03 in 2009.

•

Year-to-date, SEBC recognized a $3,224,000 net loss at June 30, 2010, compared to net income of $742,000 at June 30, 2009. On a per share basis, the net loss totaled $1.03 in 2010, a $1.26 decline from $0.23 net income in 2009.

Major variances in the 2010 – 2009 quarterly results included:

•	$1,885,000 increase in the provision for loan losses to address loan quality issues;

•

$604,000 reduction in net interest income due to an increase in nonaccrual loans and lower average balances on higher-yielding earning assets, specifically loans and investment securities, offset by a reduction in interest expense on deposits and other borrowed funds;

•	$188,000 net loss on sales ($143,000) and other-than-temporary impairment ($45,000) of investment securities available-for-sale during the second quarter of 2010 versus $0 in 2009;

•	$912,000 net loss on sales ($2,000) and write-downs ($910,000) on foreclosed real estate in 2010 versus $96,000 net loss in 2009; and

•	$1,299,000 increase in income tax benefit.

Following the quarterly trend, variances in the 2010 – 2009 year-to-date results included:

•	$3,930,000 increase in the provision for loan losses;

•	$1,164,000 reduction in net interest income;

•	$188,000 net loss on sales and other-than-temporary impairment of investment securities available-for-sale during 2010 year-to-date versus a $198,000 net gain on sales in 2009;

•	$908,000 net loss on sales and write-downs on foreclosed real estate in 2010 versus $82,000 in 2009; and

•	$2,332,000 reduction in income tax expense.

Southeastern Banking Corporation

(Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date:	August 17, 2010	By:	/s/ ALYSON G. BEASLEY
			Name: Title:	Alyson G. Beasley Vice President & Treasurer